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                              May 21, 2021

       Jayson Adair
       Chief Executive Officer
       Copart, Inc.
       14185 Dallas Parkway
       Suite 300
       Dallas, TX 75254

                                                        Re: Copart, Inc.
                                                            Form 10-K for the
Fiscal Year Ended July 31, 2020
                                                            Filed September 28,
2020
                                                            Definitive Proxy
Statement
                                                            Filed November 2,
2020
                                                            File No. 000-23255

       Dear Mr. Adair:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended July 31, 2020

       General

   1. We note that your forum selection provision in your Certificate of Incorporation identifies the Court of Chancery
of the State of Delaware as the exclusive forum for certain
                                                        litigation, including
any    derivative action.    Please tell us whether and to what extent this
                                                        provision applies to
actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought
to enforce any duty or liability created by the Exchange Act or the rules and regulations
thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for
federal and state courts over all suits brought to enforce any duty or liability created by
the Securities Act or the rules and regulations thereunder. If the
 Jayson Adair
Copart, Inc.
May 21, 2021
Page 2
         provision applies to Securities Act claims, in future filings, please clearly describe the provision in your disclosure including any risks to investors related to the provision.
         Please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
Definitive Proxy Statement
All Equity Compensation Program for Years Ending April 2020, April 2021..., page 42

2. We note that Mr. Adler's stock option grant includes a performance condition such that the average closing price of your common stock on the Nasdaq stock market must exceed
         125% of the applicable exercise price for at least twenty consecutive trading days. In future filings, please discuss if and how your stock repurchase plan affected the manner in which the compensation committee set this performance condition and determined whether such condition has been met. Refer to Item 402(b)(2) of Regulation S-K.
Compensation Program for Other Named Executive Officers, page 43

3. In future filings, please revise your disclosure to provide additional information around how your compensation committee makes determinations regarding cash bonuses. In this regard, we note your disclosure on page 43, which states that the committee determines bonus amounts based upon a "quantitative review of Copart's performance against the board-approved operating plan and its qualitative review of individual performance and other factors deemed relevant." Clarify whether the committee gives particular weight to the quantitative or qualitative factors and describe in more detail the precise factors taken into account for each named executive officer.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameJayson Adair                                  Sincerely,
Comapany NameCopart, Inc.
May 21, 2021 Page 2                                             Division of
Corporation Finance
FirstName LastName                                              Office of Trade
& Services